Exhibit 4.9

Letter No. - AP:HR: FY 22-23:AZ1402

DATE-28 July 2022

Ms. Shweta Srivastava
071, Royalton Tower at Princeton Estate, DLF 5.
Pin Code:-122009

Sub: Appointment Letter

Dear Shweta,

With reference to your application and subsequent interview you had with regard to your appointment with AZURE POWER INDIA PRIVATE LIMITED (hereinafter referred to as “Azure” which shall mean and include the said company, its executors, assigns and successors-in-interest) we are pleased to offer you a position in our organization on the following terms and conditions.

1.	Appointment/Designation:

You are being appointed as Sr Vice President w. e. f. 28 July 2022,

WHEREAS

●	The Company is engaged with the business of generation and production of solar energy and electricity.
●	The Employee has represented to the Company that he/she has the requisite knowledge, expertise, experience and skill to render the services in relation to the requirements of such person under the terms of this Agreement.
●	The Company has, based on the aforesaid representations made by the Employee, agreed to retain the services of the Employee for the consideration and subject to the terms and conditions herein contained.

2.	Salary

You will be entitled to an annual remuneration of Rs.12000000/ annum including salary & allowances.

In addition to the above stated salary & allowances you will also be entitled to a Variable Performance Pay up to a maximum of Rs. 2000004/-, payable as per the terms governing the Variable Performance Pay Programme of the company. Please note that all payments will be strictly as per the rules and regulations as defined under the Income Tax Act, 1961 and other related statutes, and any subsequent modifications. The management reserves the right to merge, bifurcate or modify the salary structure at any time at its sole discretion keeping the value of remuneration unaltered.

3.	Performance Management/Appraisals

Performance management/Appraisals are designed to foster mutual understanding about job responsibilities, job interest and career objectives between the employees and their supervisors, share employee concerns and problems set mutually on agreeable goals and targets for the next review period.

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4.	Job Responsibilities

You will be a part of the HR department in SBU HRM at Azure. Your duties and responsibilities will be discussed with you in detail at the time of joining and may be re-assigned to you from time to time. You might be assigned additional responsibilities as and when required. We will continuously monitor your work performance to ensure that you remain challenged and that our work program brings out the best in you. We look forward to deliverables that fully attest to your background and qualifications. You shall abide by such rules and regulations, directions, instructions or orders of the Company, in this regard, as are issued or communicated from time to time.

5.	Medical Fitness

Your appointment and continuance will be subject to your being medically fit for job/work and the management will have the right to get you examined from the company’s Medical Practitioner, whose finding shall be final and binding upon you.

6.	Transferability

1)	Your services may be transferred from one job/position/location to another, from one department to another or from the appointing company to any other company / division of Azure, whether existing at present or to be set up in future anywhere in India or abroad.
2)	In such a case, you will be governed by the rules, regulations and orders as applicable in the establishment to which you have been transferred, including conditions and rules covering Working Hours, Leaves, Holidays Salary, Allowances and Perquisites.

7.	Leaves

All leaves shall be in accordance with the Company’s policy and would require prior sanction / approval of the sanctioning authority. In case of sick leave or casual leave or any other leave taken under unforeseen circumstances, for which prior approval is not possible, immediate information by telephone will be required to be sent to the sanctioning authority. The necessary written approval is to be taken on your next working day and mailed to the HR Department. In case you fail to do so, Management will have the right to take action against you under applicable rules of the Company.

8.	Probation

You will be on probation for a period of 180 days from the date of your appointment. Please note that the following special Terms and Conditions of service are applicable to you only during the period of your probation:

1)	During the period of probation if the management perceives the services of the employee are undesirable for the organization they may be terminated on an immediate basis without assigning any reason whatsoever. In this situation the employee will not be entitled to any salary / wages / expense reimbursement whatsoever.
2)	Your transition into post-probation services for the Company is fully subject to and dependent on the satisfactory performance during the period of your Probation. Lack of such satisfaction of Azure from your services, may and should cause termination of your employment as detailed herein.

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3)	You will be confirmed in the services of the Company after satisfactory performance during probation, and you will not be deemed to have been confirmed unless you are informed in writing to that effect.
4)	Your period of Probation may be modified at the discretion of Azure.
5)	During the period of your Probation your service may be terminated at the discretion of the Company, without assigning any reason, by giving 30 day notice in writing or salary in lieu of the notice. During this period, you may resign from your appointment by giving notice in writing to the company or salary in lieu of the notice period. However, if you choose to terminate the relationship within the probation period, the company reserves the right to relieve you at its sole discretion before the expiry of the notice period without any liability towards the payment of salary/emoluments etc.
6)	During the period of your probation only the basic salary is taken into consideration for the calculation of the salary in lieu of the notice period i.e. for all full & final settlements.

9.	Termination from Service

If you shall be found engaged in or abetting immoral, illegal or other activities against the interests of the organization or its employees or found absent for more than seven consecutive working days without prior permission in writing of the management or if you proceed on leave without prior sanction or overstay the sanctioned leave without proper intimation and/or approval, at the discretion of the Azure management, your service may automatically come to an end and a presumption will be drawn that you have abandoned the employment/service on your own accord by losing lien on the post and under such circumstances you will lose all rights to any compensation or other payables due to you after proper adjustments.

Further, notwithstanding anything contained in this Agreement, the Company shall be entitled to terminate this Agreement forthwith in the event of:

1)	Any breach of integrity, act of dishonesty, embezzlement or any misconduct by the Employee or in case of breach of the terms, conditions or stipulations contained in this Agreement, by the Employee;
2)	The Employee’s disobedience, willful refusal, willful or negligent failure, or unsatisfactory performance as to perform duties reasonably assigned by the Company after being provided notice by the Company and a reasonable opportunity to cure such breach in a manner satisfactory to the Company;
3)	The Employee being convicted of any criminal offence or committing fraud against, or the misappropriation of material property belonging to the Company;
4)	The Employee breaching in any material with respect to the terms of this Agreement, any organizational documents of the Company, or any other material agreement of the Company, and failing to cure such breach in a manner satisfactory to the Company within ten (10) days after receipt of notice by the Company;
5)	Any material violation by the Employee of the Company’s policies prohibiting harassment of employees, any violation by the Employee of an engagement policy of the Company which results in material liability to the Company, or any act or omission which materially damages the Company’s business or assets; or
6)	Any other action or inaction on the part of the Employee that would constitute adequate cause for termination pursuant to applicable law and regulations.

10.	Relinquishing Service / Relieving

After confirmation both the parties to the contract may terminate the contract of employment by giving 90 days’ notice in writing or salary in lieu of the notice period. However, if you choose to terminate this relationship, the company reserves the right to relieve you at its sole discretion

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before the expiry of the notice period without any liability towards the payment of salary/emoluments etc.

1)	After confirmation, if the management perceives that your services are undesirable for the organization you may be terminated on an immediate basis without assigning any reason whatsoever. In this situation you will not be entitled to any salary/wages/expense reimbursement whatsoever.
2)	Even after confirmation the basic salary is taken into consideration for the calculation of the salary in lieu of the notice period i.e. in all type of full and final settlements.

11.	Job Assignments

You may, during the course of your employment, be given any assignment that may derive from the Company’s business needs as defined from time to time by your reporting manager and the Azure management. Such management shall give you any assignment that they, in their subjective judgment, feel is suited to your background, qualifications or experience. You will not refuse to carry out any assignment solely on the grounds that it has not been part of your usual duties during your employment. You will also not be entitled to any additional compensation for carrying out any job, which in the opinion of the Management is equivalent to the job you have been assigned earlier.

12.	Non-Compete and Non-Solicit

1)	The Employee hereby undertakes and ensures that all business opportunities known to him/her or made known to him/her at any time, with respect to and/or connected with the business of the Company are referred to the Board and shall be undertaken in any other company only if the Board does not avail of such opportunity, in which event the employee may undertake the said business opportunity through any other entity provided that in so undertaking the said business opportunity, the Employee shall, at all times, ensure that the time spent by him on such other business opportunity not taken up by the Company shall not impede the performance of his services to the Company.
2)	The Employee covenants and agrees that during the subsistence of this Agreement, he/she shall not, directly or indirectly attempt in any manner to solicit from any client/customer, except on behalf of the company, business of the type carried on by the Company or to persuade any person, firm or entity which is a client/ customer of the Company to cease doing business or to reduce the amount of business which any such client/customer has customarily done or might propose doing with the Company whether or not the relationship between the Company and such client / customer was originally established in whole or in part through his or its efforts.
3)	The Employee acknowledges that the services he is to render to the Company are of a special and unusual character, with a unique value to the Company, the loss of which cannot adequately be compensated by damages or an action at law. In view of the unique value to the Company of this services for which the Company has contracted hereunder, because of the confidential information to be obtained by, or disclosed to the Employee covenants and agrees that during the term of engagement and during for a period of one year thereafter but subject to clause 12.1 above, the Employee shall not directly or indirectly, enter into the engagement of, tender consulting or other services to, acquire any interest in (whether for the Employee’s own account as an individual proprietor, or as a partner, associate, stockholder, officer, director, trustee or otherwise), or otherwise participate in any business that competes, directly or indirectly, with any of the companies or entitles (i) in the same lines of business that the Company is engaged in at the time the Employee’s engagement is terminated.

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4)	During and for one year following termination of engagement (i) the Employee may not solicit, encourage, or induce or attempt to solicit, encourage, or induce any (A) current employee, marketing agent, or employee of the Company to terminate his or her engagement, agency or consultancy with the Company, or any (B) prospective employee with whom the Company has had discussions or negotiations within six months prior to the employee’s termination of engagement not to establish a relationship with the Company. (ii) induce or attempt to induce any current customer to terminate its relationship with any of the Company or (iii) induce any potential customer with whom the Company has had discussions or negotiations within [six months] prior to the Employee’s termination of engagement not to establish a relationship with the Company.

13.	Confidentiality

1)	The Employee recognizes that he is being hired in a position of trust and confidence with the Company and will in the course of his engagement with the Company, be exposed to various items of secret and confidential information that are proprietary to the Company. The Employee acknowledges that the Company needs to protect such secret and confidential information, covenants to hold any such information in trust for the Company and undertakes not to disclose such information to any third party.
2)	The Employee represents that his performance of the terms of this Agreement and his engagement with the Company does not and will not breach any agreement to keep in confidence information previously acquired by him in confidence from any third party, The Employee has not entered into, and agrees, subject to clause 2.1 above, not to enter into, agreement in conflict with this Agreement or which in any way prohibits his performance of or restricts his ability to perform his obligations under this Agreement. The Employee has not brought, and agrees he/she will not bring with him/her to the Company for use in his/her engagement with the Company any materials or documents of a former employer or any other person or entity for whom he/she has provided services (paid or unpaid) that are not generally available to the public unless he/she has obtained express written authorization from the former employer or other person or entity for whom he/she provided such services for their possession and use.

14.	Intellectual property

1)	The Employee acknowledges that ownership of, and all right, title, and interest in, all the trademarks, trade names, brand names, patents, designs, domain names and other intellectual property rights created by the Employee expressly for the Company (“Intellectual Properties”) shall vest in the Company.
2)	The Employee expressly agrees that all Intellectual Properties created by the Employee expressly for the Company shall be a “work for hire” under the laws of any jurisdiction. In any event, the Employee hereby transfers and shall be deemed to have assigned in favor of the Company, all rights, title and interest in and to all the Intellectual Properties, together with the rights to sub-license or transfer any and all rights assigned hereunder to third parties, in perpetuity as and when the same come into existence. The Employee shall assist and cooperate with Company in perfecting the Company’s rights in the Intellectual Properties.
3)	The Employee shall not, during the continuation of this Agreement or thereafter, divulge or make use of any trade secret or confidential information concerning the business of the Company or any of its dealing, transactions and affair or any information concerning any of its suppliers, agents, distributors or customers which the Employee possesses or comes into possession while in the engagement of the Company or which he may make or discover while in the service of the Company and the Employee shall also use his best

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endeavor to prevent another person from doing so. All data, documents, plans, drawings, photographs, reports, statements, correspondence, etc. and technical information, know-how and instructions as well as business details or commercial policies that pass to the Employee or which come to the Employee’s knowledge shall be treated as confidential and the Employee shall be bound to keep secret all such confidential matters including papers and documents, computer floppies. CDs containing the same and shall not disclose, communicate, reproduce or distribute the same or copies thereof to anyone except in the course of the rightful discharge of his duties as the employee of the Company.

4)	The Employee represents and warrants that he/she will keep all Intellectual Properties created by the Employee expressly for the Company, in strict confidence and shall use the same only for the purpose of the business and benefit of the company and for no other purpose, except with prior written consent of the Company.
5)	The Employee further represents and warrants that all the Intellectual Properties created by the Employee expressly for the Company are original, and that the Employee possesses all rights necessary to effectuate the transfer of the rights as contemplated above. Nothing contained herein shall apply in the event of any innocent infringement.
6)	The Employee shall forthwith communicate to the Company and transfer to it the exclusive benefits of all inventions, processes, improvements, and any other discoveries which the Employee may make or discover in the course of his/her association with the Company, relating to any trade or business of the Company and will give full information as to the exact mode of working and using the same and also all such explanations and instructions to the officers and workmen of the Company as may be necessary to enable them to work effectively and will at the expense of the Company furnish it with all necessary plans, drawing and models.
7)	The Employee expressly agrees that all Intellectual Properties created by the Employee expressly for the Company shall be under a contract of service. In consideration of his/her engagement with the Company, the Employee hereby transfers and shall be deemed to have assigned in favor of the Company, all rights, title and interest in and to all the Intellectual Properties, together with the rights to sublicense or transfer any and all rights assigned hereunder to third parties, in perpetuity. The Employee agrees that such assignment shall be perpetual, worldwide and royalty free. The Employee agrees that notwithstanding the provisions of Section 19(4) of the Copyright Act, 1957, such assignment in so far as it relates to copyrightable material shall not lapse nor the rights transferred therein revert to the Employee, even if the Company does not exercise the rights under assignment within a period of one year from the date of assignment. The Employee acknowledges and agrees that he shall waive any right to and shall not raise any objection or claims to the Copyright Board with respect to the assignment, pursuant to Section 19A of the Copyright Act, 1957. The Employee shall assist and cooperate with Company in perfecting the Company’s rights in the intellectual Properties.
8)	The Employee shall, whenever requested to do so by the Company whether during or after the termination of his engagement hereunder, at the cost of the Company execute and sign any and all applications, assignments and other instruments which the Company may deem necessary or advisable in order to obtain protection for aforesaid improvement, inventions and discoveries in such countries as the Company may direct and to vest in the Company the whole, right, title and interest therein.

15.	Retirement

You will superannuate from the services of the company on attaining the age of 58 years (as per the proof of age submitted to the company at the time of your joining) or any exception in this age requires the written approval from CEO/COO.

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16.	Other General Terms of Employment

1)	The employee shall not be associated in any capacity whatsoever with any competitor company for a period of at least 12 months after departure from Azure.
2)	The assets/data given to you are exclusive rights of the organization; you are only given the mere authorization to utilize the assets/data on behalf and for the organization. All data created by you during your association with the company are also exclusive rights of the company. Upon resignation it is your primary duty to hand-over all these assets/data to your reporting manager assigned by the company and obtain the necessary clearances from your department and subsequently from the HR Department. In case of any tampering or illegal usage of these assets/data or non-submission of the assets/data upon resignation, the company reserves all rights to initiate appropriate legal actions against you and you will automatically lose all rights to any dues payable to you.
3)	In case Azure imparts high cost training to the employee, the employee shall be required to enter into a written agreement with Azure prior to the training and only after the agreement has been signed will the employee be permitted to proceed for the training.
4)	This appointment will cease immediately, if any of the statement made or particulars given in your application/employment form are found to be false or incorrect in material particulars.
5)	This appointment letter along with the Annexure shall form the contract of employment between you and Azure (“Azure” or “The Company”).
6)	Failing to observe any of the conditions of service, including those specified in the rules will amount to the misconduct of “Willful” disobedience of any lawful and reasonable order of a superior.
7)	The Company with the consent of the employee has the right to vary, amend and modify an item of the pay packet without adversely affecting the total pay packet.
8)	This appointment is based on the information given by you to us in your application/employee data form and during your evaluation process and shall be considered null and void if any material error/suppression in the company’s opinion is discovered at any point of time.
9)	In case of any change in the address during the course of your employment it shall be your duty to intimate the same to the Management / HR Department in writing within three days of such change in address.
10)	All communication sent to you by the management at your last given address shall be deemed to have been delivered to you at the correct address.
11)	You will be responsible for the safe custody of the tools, equipment, documentation and any other items entrusted to you and in case of any damage or loss, the management shall have the right to deduct the same from your salary/wages besides taking any other disciplinary action as may be deemed fit and proper.
12)	In case of theft, fraud, dishonesty, drunkenness, fighting, riotous or disorderly behavior or conduct, smoking and spitting on the premises, gambling, damaging or destroying records, files, papers or other information (whether in tangible or intangible form), or properties of the company, impertinence, insubordination, threatening, assaulting or intimidating any Superior Officer/ Manager/ Director, holding or organizing or taking part in any meeting, demonstration, illegal strike, unlawful and unjustified cessation of work or adopting go slow tactics or refusal of work or attempt to incite or intimidate or force other workmen to go on strike in advance, habitual negligence in discharge of duties, using insulting words or abusive languages towards the superior/manager, vulgarity, molestation of other employees, teasing and cutting indecent jokes or making indecent remarks towards other employees and any other act/omission/offence constituting misconduct is alleged against you in accordance with the provision of the standing orders/service rules of the company, you may be placed under suspension

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pending enquiry and shall not be entitled to any form of salary/wages during the period of such suspension.

13)	If during the suspension enquiry or in accordance with the report of the Enquiry Officer, your misconduct will be proved or you will be found guilty, your services will be liable to be terminated without giving notice or compensation or wages in lieu of notice.

17.	Verification

This appointment is based on the details provided by you to the Company. Your appointment is subject to satisfactory verification of the following documents which you have submitted at the time of joining:

●	Completed Application Form
●	Copy of pay slip of your last month of employment
●	Copy of current/last employer’s Appointment Letter
●	Copy of all Degree and/or Professional Course certificates
●	Photocopy of Passport /Driving License/PAN card
●	Relieving Letter from last employer
●	4 Passport size photographs

18.	Joining

You shall take up your duties on 28 July 2022, solely at your own expenses and if applicable will be reimbursed on the scheduled date as per the company policy.

You will be reporting to Harsh Shah (Management -CEO) of the Company.

And will be posted at the New Delhi initially and may be relocated to other locations depending upon project requirements and Management directives.

This letter is being sent to you in duplicate. Please affix your signature on the duplicate copy in token of your acceptance of the salary, perks & benefits as well as all other terms and conditions contained in this letter and return the same to us for our records within seven days from issue of this letter.

We look forward to working with you at AZURE POWER INDIA PRIVATE LIMITED

Wishing you all the best.

For AZURE POWER INDIA PRIVATE LIMITED

Priya Chakrabarti

Head -Human Resource

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ACCEPTANCE

I, Shweta Srivastava hereby declare that I have fully read and understood the terms & conditions enumerated above to the best of my knowledge and belief.

I hereby agree & accept all the above terms and conditions.

Signature of the Employee

Name: Shweta Srivastava

Date: 28 July 2022

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Annexure – 1

Details of Salary & Allowances
Employee Code	AZ1402
Name	Shweta Srivastava
Designation	Sr Vice President
Department / SBU	HR/H R M
Band	Sr Vice President
Date of joining	28 July 2022
Company	AZURE POWER INDIA PRIVATE LIMITED
Salary Components	Monthly (Rs)	Annual (Rs)
Basic Salary	466667	5600004
House Rent Allowance	233334	2800008
Choice Pay	243999	2927988
Company Contribution to Provident Fund	56000	672000
Total	1000000	12000000
*Variable Performance Pay
Maximum Entitlement to Variable Performance Pay		2000000
Total CTC		14,000,000.00
* Payment of Variable Performance Pay (VPP) is discretionary. Earning of VPP is linked to performance management process dependent upon your individual performance and your continued commitment towards the achievement of organisational goals as well as the performance of your department and the company. If the company announces disbursal of VPP to the eligible executives for a particular financial year after assessment of the performance of the individual employees, departments and the company during that period, then as per your eligibility determined on the aforesaid parameters, VPP shall be paid to you only if you are on the full-time active employment of the company as on the date of disbursement and have not taken steps for cessation of the employment.

Authorised Signatory	Employee’s Signature

Priya Chakrabarti	Shweta Srivastava
Head Human Resources	Sr Vice President - HR

DATE OF JOINING DAY: - 28 July 2022	DATE OF JOINING DAY: - 28 July 2022

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